EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement Form S-3 No. 333-136329 of Koppers Holding Inc. and in the related Prospectus for the registration of debt securities, common stock, preferred stock and warrants and in the Registration Statement Form S-8 No. 333-135449 pertaining to the Koppers Holdings Inc. 2005 Long Term Incentive Plan of our reports dated February 14, 2007, with respect to the consolidated financial statements and schedules of Koppers Holdings Inc., Koppers Holdings Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Koppers Holdings Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ ERNST & YOUNG LLP

Pittsburgh, Pennsylvania

February 19, 2007